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                                    GUARANTEE


1. Compex SA, c/o Zone industrielle Larges Pieces, chemin du Devent, 1024 Ecublens, Switzerland, a Swiss corporation ("Compex") hereby irrevocably and unconditionally undertakes, in accordance with the terms of Article 111 of the Swiss Federal Code of Obligations, to fully indemnify U.S. Bank National Association, at U.S. Bank Place, Minneapolis, MN 55402, USA, a national banking association organized under the laws of the United States of America ("Bank") as lender under a Credit Agreement dated as of July __, 1999, (as amended, modified, supplement or restated from time to time, the "Loan Agreement") in the amount of US$ 20,000,000.00 (twenty million U.S. Dollars), with Rehabilicare Inc., at 1811 Old Highway 8, New Brighton, MN 55112, USA, a Minnesota corporation ("Rehabilicare") as borrower, in case Rehabilicare fails to meet its obligations (including but not limited to the due and punctual payment of principal, interest and all fees, costs and expenses or charges of any kind and nature) as stipulated in said Loan Agreement.

2. Compex therefore irrevocably and unconditionally undertakes to pay on first demand by the Bank, irrespective of the validity and the legal effects of the above mentioned loan relationship and waiving all rights of objection and defence arising from said Loan Agreement, any amount up to one million two hundred and fifty thousand United States dollars (USD 1,250,000.00) upon receipt of the written request for payment and the confirmation in writing by the Bank that Rehabilicare has not made the payments stipulated in the Loan Agreement in the amount called under this Guarantee. The Bank acknowledges that Compex' directors and/or officers shall not be held personally liable by the Bank for the issuance of this Guarantee.

3. This Guarantee shall continue in full force and effect until all payments to be made by Rehabilicare in respect of the Loan Agreement shall have been received by the Bank in full. However, the Bank agrees that this Guaranty shall be terminated in accordance with Section 11.13 of the Loan Agreement, the provisions of which are incorporated herein by reference as though fully set forth herein.

4. Compex warrants and represents to the Bank that each of the representations and warranties contained in the Loan Agreement pertaining to Compex as a Subsidiary of Rehabilicare or as a Loan Party as such term is defined in the

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         Loan Agreement are true and correct and that such representations and warranties are incorporated herein by reference as though fully set forth herein. Compex further represents and warrants to the Bank that it expects to derive benefits from transactions resulting in the creation of the Obligations guaranteed hereby. The Bank may rely conclusively on a continuing representation and warranty hereby made, that Compex expects to continues to be benefited by the Bank's extension of credit to Rehabilicare and the Bank shall have no duty to inquire into or confirm the receipt of any such benefits, and this Guaranty shall be effective and enforceable by the Bank without regard to the receipt, nature or value of any such benefits.

5. Compex agrees to perform and observe the affirmative and negative covenants respectively set forth in Articles VIII and IX of the Loan Agreement that apply to the undersigned as a Subsidiary of the Rehabilicare and that such covenants are incorporated herein by reference as though fully set forth herein.

6. This Guarantee is governed by Swiss law. The place of jurisdiction for all disputes arising in relation to this Guarantee shall be exclusively THE ORDINARY COURTS OF THE CANTON OF VAUD, SWITZERLAND.

7. Terms and expressions not otherwise defined in this Guarantee shall have the same meaning as in the Loan Agreement.




Geneva, ____ July 1999

Compex SA




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